UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

News Corporation

(Name of Issuer)

Shares of Class B Common Stock of News Corporation

(Title of Class of Securities)

65248E203

(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

c/o Kingdom Holding Company, Kingdom Centre – Floor 66, P.O. Box 2, Riyadh,

11321, Kingdom of Saudi Arabia

011 966 1 211 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65248E203
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Kingdom of Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 56,237,915
8. Shared Voting Power: 0
9. Sole Dispositive Power: 56,237,915
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 56,237,915
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 5.46%
14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Class B common stock (the “Class B Shares”) of News Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1211 Avenue of the Americas, New York, NY 10036.

Item 2. Identity and Background

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) is a citizen of the Kingdom of Saudi Arabia and a private investor. His offices are at c/o Kingdom Holding Company, Kingdom Centre – Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia. During the past five years, HRH has not been convicted in any criminal proceeding and has not been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Class B Shares are owned by Kingdom 5-KR-62, Ltd. (“KR-62”), a Cayman Islands company, and Kingdom 5-KR-63, Ltd. (“KR-63”), a Cayman Islands company. KR-62 owns 24,917,341 Class B Shares and KR-63 owns 31,320,574 Class B Shares.

KR-62 and KR-63 are wholly-owned subsidiaries of Kingdom 5-KR-11, Ltd., a Cayman Islands company (“KR-11”), which is wholly owned by The Kingdom Trust. The Kingdom Trust is a Cayman Islands trust for the benefit of HRH and his family.

Under the terms of The Kingdom Trust, HRH has the power to appoint a majority of the directors of KR-11, and in turn KR-11, as sole shareholder of KR-62 and KR-63, has the power to appoint a majority of the directors of KR-62 and KR-63. HRH is the sole director of KR-62 and KR-63. Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-62 and KR-63.

Item 3. Source and Amount of Funds or Other Consideration

On June 14, 2005, each of KR-62 and KR-63 entered into agreements with Citigroup Global Markets, Inc. (“CGM”), pursuant to which KR-62 delivered to CGM 26,649,562 shares of Class A common stock of the Issuer (the “Class A Shares”) in exchange for 24,917,341 Class B Shares, and pursuant to which KR-63 delivered to CGM 27,895,892 Class A Shares in exchange for 26,082,659 Class B Shares. 1/  On August 29, 2005, KR-63 entered into a new agreement with CGM pursuant to which KR-63 delivered to CGM 5,569,288 Class A Shares in exchange for 5,237,915 Class B Shares.

_________________________

1/                   KR-62 and KR-63 had acquired their Class A Shares in connection with the reorganization of the Issuer to a Delaware corporation in November 2004.

Item 4. Purpose of Transaction

KR-62 and KR-63 (and HRH as the beneficial owner for purposes of U.S. securities laws) have acquired the Class B Shares for investment. Depending on market conditions and other factors, in the future, they may acquire additional Class B Shares or dispose of all or a portion of the Class B Shares which they now own or thereafter may acquire. They have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer’s assets, a change in the present Board of Directors or management of the issuer, a change in the present capitalization or dividend policy of the Issuer, or any material change in the Issuer’s business or corporate structure, change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

KR-62 and KR-63 (and HRH as the beneficial owner for purposes of U.S. securities laws), however, reserve the right to and may in the future change their purpose with respect to this investment.

KR-62 and KR-63 (and HRH as the beneficial owner for purposes of U.S. securities laws) currently support the efforts of the Board of Directors and management of the Issuer and as a result, they currently expect to vote their Class B Shares in support of the Board of Directors and management of the Issuer. HRH has stated “Last November I said that I had the utmost confidence in Mr. Murdoch, his management team and his succession planning, and that if necessary, the Kingdom companies would replace their non-voting shares with voting shares and potentially purchase additional shares in support of Mr. Murdoch and his plans. The Kingdom companies now own a significant interest in News Corporation voting shares...and may purchase more if the situation warrants.”

Item 5.	Interest in Securities of the Issuer

(a)      As of September 2, 2005, KR-62 owned 24,917,341 Class B Shares and KR-63 owned 31,320,574 Class B Shares, representing in the aggregate 56,237,915 Class B Shares, which represent, based on 1,029,576,988 outstanding Class B Shares, 5.46% of the outstanding Class B Shares. 2/

_________________________

2/                   Based on 1,029,576,988 Class B Shares outstanding as of August 29, 2005 (as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 1, 2005).

(b)      HRH, through his ability to select directors of KR-11, which in turn selects the directors of KR-62 and KR-63, and his status as the sole director of KR-62 and KR-63, has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the aggregate 56,237,915 Class B Shares owned by KR-62 and KR-63, and as a result is deemed, for U.S. securities law purposes, to be the beneficial owner of such Class B Shares.

(c)       On June 14, 2005, each of KR-62 and KR-63 entered into agreements with CGM, pursuant to which KR-62 delivered to CGM 26,649,562 Class A Shares in exchange for 24,917,341 Class B Shares, and pursuant to which KR-63 delivered to CGM 27,895,892 Class A Shares in exchange for 26,082,659 Class B Shares. On August 29, 2005, KR-63 entered into a new agreement with CGM pursuant to which KR-63 delivered to CGM 5,569,288 Class A Shares in exchange for 5,237,915 Class B Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2005

By:	/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud